Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-181059
Dated December 2, 2013

2013 Fact Sheet

The Allstate Corporation (NYSE: ALL) is the nation’s largest publicly held personal lines insurer, serving approximately 16 million households whose members know “You’re In Good Hands With Allstate®.” Allstate was founded in 1931 and became a publicly traded company in 1993.

Four distinct consumer segments provide competitively unique offerings to penetrate the market, protect people from life’s uncertainties and prepare them for the future. This customer-focused strategy drives a completely differentiated approach to the market and demonstrates a strong competitive position. The following brands provide innovative offerings to the four segments of the consumer insurance market:

Allstate’s Capital Structure at September 30, 2013

RATING/OUTLOOK
	OUTSTANDING	Moody’s	Standards & Poor’s	A.M. Best

Senior Debt	$4.1 billion	A3 (Stable)	A- (Stable)	a- (Stable)

Subordinated Debt	$2.1 billion	Baa1	BBB	bbb+

Preferred Stock	$672.5 million	Baa3	BBB-	bbb
(26.9 million depositary shares)

Common Stock	$9.0 million (456 million shares, excluding treasury shares)	—	—	—

Market Cap: $23 billion

Through the execution of a proactive and disciplined capital management plan Allstate has improved financial strength and strategic flexibility. In May 2013, Allstate announced the plan to use preferred stock and subordinated debt to refinance a portion of its existing debt. The comprehensive plan has or will repay or prefund approximately $3.0 billion of debt retirements in 2013 and 2014 through the issuance of new securities.

Financial Highlights

As of September 30, 2013, total assets were $122.3 billion. Strong results continue to reflect the benefits of a broad and comprehensive consumer segmented strategy.

Five-year Summary of Selected Financial Data

($ in millions, except per share	Sept. 30
data and ratios)	2013	2012	2011	2010	2009	2008

Consolidated Operating Results
Insurance premium & contract charges	22,346	28,978	28,180	28,125	28,152	28,862
Net investment income	2,917	4,010	3,971	4,102	4,444	5,622
Total revenues	25,715	33,315	32,654	31,400	32,013	29,394
Net income (loss)	1,459	2,306	787	911	888	(1,542)

Consolidated Financial Position
Investments	80,483	97,278	95,618	100,483	99,833	95,998
Total assets	122,285	126,947	125,193	130,500	132,209	134,351

2013 Operating Priorities

Every year, Allstate defines and reports our operating priorities. These priorities provide the framework for our cohesive corporate strategy. Below are the five 2013 operating priorities with select results through September 30, 2013.

Grow Insurance Premiums

• Overall net premiums written increased 4% from year-to-date 2012, with all brands contributing.

• Allstate brand standard auto policies in force increased over the prior year-to-date.

• Allstate brand homeowners policies in force decreased from year-to-date 2012, although the rate of decline has slowed.

• Esurance grew net written premium 29.6% and policies in force 32.0% from year-to-date 2012.

• Encompass grew net written premium 9.1% and policies in force 7.2% from year-to-date 2012.

• Allstate Financial premiums and contract charges grew 4.0% from year-to-date 2012, 5.2% for underwritten products.

Maintain Auto Profitability

• Allstate brand standard auto combined ratio of 94.7.

• Esurance standard auto combined ratio of 117.7.

• Encompass standard auto combined ratio of 103.6, 4.7 point improvement from year-to-date 2012.

• Esurance and Encompass continue to adjust pricing and underwriting to ensure growth is achieved at acceptable margins.

Raise Returns in Homeowners and Annuity Businesses

• Improved Allstate brand homeowners profitability with a combined ratio of 81.7.

• Focus turning to building a sustainable competitive advantage.

• Annuity returns improved; long-term outlook remains challenged by the interest rate environment.

Proactively Manage Investments

• Net investment income increased on strong limited partnership income; total portfolio return for year-to-date of 0.7%.

• Shortened properly-liability portfolio duration to partially mitigate impact of rising interest rates.

Reduce Our Cost Structure

• Progress in reducing the cost structure through simplification, process improvements and benefit plan changes.

How to contact us:

Corporate Headquarters/ Home Office The Allstate Corporation 2775 Sanders Road Northbrook, IL 60062-6127 (800) 574-3553 www.allstate.com	Stock Exchange Listing The Allstate Corporation common and preferred stock are listed on the New York Stock Exchange.

Annual Reports

The Allstate Corporation’s Annual Report is available online at:

www.allstate.com/annualreport

For additional questions contact:

Investor Relations

The Allstate Corporation

2775 Sanders Road, Suite F3SE

Northbrook, IL 60062-6127

(800) 416-8803

Transfer Agent/ Shareholder Services

For information or assistance regarding individual records or dividend payments, contact Wells Fargo Shareholder Services, in any of the following ways:

By telephone: (800) 355-5191 within the U.S. or (651) 450-4064 outside the U.S.

By fax: (651) 450-4033

By mail: Wells Fargo Bank N.A.

Shareholder Services

1110 Centre Point Curve Suite 101

Mendota Heights, MN 55120-4100

Independent Registered Public Accounting Firm Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information

You can access financial and other information about Allstate on our website, www.allstateinvestors.com, including executive speeches, investor conference calls and quarterly investor information.

Allstate has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate has filed with the SEC for more complete information about Allstate and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www•sec•gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement by contacting Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, IL 60606, prospectus_requests@incapital.com.